Exhibit (a)(131)

November 18, 2004

Via Facsimile - 650-506-7200
Mr. Lawrence J. Ellison
Chief Executive Officer
Oracle Corporation
500 Oracle Parkway
Redwood Shores, CA 94065

Dear Mr. Ellison:

     I recently learned that Oracle and its representatives are circulating to the media a chart detailing “my” sales of PeopleSoft stock in late 2003 and suggesting that there is a great story there.

     As your people well know from my reports filed with the SEC, all but two of the sales on your chart were conducted through my Rule 10b5-1 plan, which, as you know, is a prearranged plan over which I have no discretion that is used to gradually diversify my investment portfolio. I understand that you too have a 10b5-1 program and have been selling millions of Oracle shares this year.

     The only non-10b5-1 sales reflected in your chart were made by Maddie’s Fund, the pet rescue foundation I helped found to fund the creation of a no-kill nation. While I sit on the board of Maddie’s Fund, the Fund’s Finance Committee makes all decisions regarding investments and stock sales. I am not a member of the Finance Committee and am not consulted prior to any sale decisions. If there is a story here, it is about the great programs that Maddie’s Fund has helped create to guarantee loving homes for healthy shelter dogs and cats throughout the country. Here is a link to the Maddie’s Fund web site in case you are interested in learning about our good work: http://www.maddiesfund.org.

     If Oracle continues to spread distortions, I will have to consider all appropriate actions, including bringing a claim for defamation. I trust you’ll make sure the word gets out to Ms. Catz and others in your Company.

Truly yours, Dave Duffield

CC: Jeffrey O. Henley, Chairman